Notice to the Oslo Stock Exchange

ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tel.: +47 2413 3000
Siv M. Skorpen, AVP Investor Relations, Tel: +47 2254 4455

Date: 30 May 2006

ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has today Tuesday 30 May 2006 bought 300,000 shares in Orkla ASA at an average share price of NOK 297.36.

After this transaction, Stein Erik Hagen and his close associates own 35,698,550 shares in Orkla ASA.

dlw 6/7

ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tel.: +47 2413 3000
Siv M. Skorpen, AVP Investor Relations, Tel: +47 2254 4455

Date: 24 May 2006

ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has today Wednesday 24 May 2006 bought 150,000 shares in Orkla ASA at an average share price of NOK 289,45.

After this transaction, Stein Erik Hagen and his close associates own 35,398,550 shares in Orkla ASA.

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, Telephone: +47 22 54 44 31

Date: 8 May 2006

ORK – Trade subject to notification

SVP and primary insider Geir Aarseth has today sold 4,000 Orkla shares in the market at an average price of NOK 354. His new holding in Orkla is 286 shares.